Exhibit 21.1

Subsidiaries of Boot Barn Holdings, Inc.

Legal Name	Jurisdiction of Organization or Incorporation

Baskins Acquisition Holdings, LLC	Delaware

Boot Barn, Inc.	Delaware

RCC Western Stores, Inc.	South Dakota